UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 30, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Nebius Group N.V. (the “Company”) dated April 30, 2025, announcing the date of the Company’s results and conference call for the first quarter ended March 31, 2025.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated April 30, 2025, announcing the date of the Company’s results and conference call for the first quarter ended March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: April 30, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel